UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-        .)

EXHIBITS

Exhibit Number

1	Announcement dated October 21, 2019 in respect of Key Financial and Performance Indicators for the First Three Quarters of 2019.

2	Announcement dated October 21, 2019 in respect of Operational Statistics for September 2019.

3	Announcement dated October 21, 2019 in respect of Renewal of Continuing Connected Transactions.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 22, 2019

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Three Quarters of 2019

In the first three quarters of 2019, facing new challenges in the industry development, the Group deepened execution of the Strategy of Focus, Innovation and Cooperation and accelerated the Internet-oriented transformation. It also strengthened the implementation of mixed-ownership reform. Innovative businesses maintained strong growth momentum, supporting the largely stable performance of overall service revenue of the Group. Further bolstered by effective cost control, the Group’s net profit continued to grow remarkably in the first three quarters of 2019. The key unaudited financial data in the period were as follows:

—	Overall service revenue amounted to RMB 198,532 million, down by 0.7% year-on-year, better than the decline of 1.1% in the first half of this year.

—	Industry Internet revenue amounted to RMB 24,291 million, up by 40.8% year-on-year.

—	EBITDA[1] amounted to RMB 73,145 million, up by 10.4% year-on-year.

—	Profit attributable to the equity shareholders of the Company amounted to RMB 9,823 million, up by 11.9% year-on-year.

Going forward, the Group will brave the challenges and endeavour to create a new paradigm featuring China Unicom’s “Five New” establishment and high-quality sustainable growth, with consistent effort to enhance inherent corporate vibrancy and operating efficiency for greater shareholders’ value.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2019.

1

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the nine months ended 30 September
	2019	2018
Total service revenue	198,532	200,013
Sales of telecommunications products	18,588	19,699

Revenue	217,120	219,712
Interconnection charges	(8,737)	(9,898)
Depreciation and amortisation	(62,504)	(57,421)
Network, operation and support expenses	(31,508)	(41,605)
Employee benefit expenses	(38,197)	(35,998)
Costs of telecommunications products sold	(19,154)	(19,884)
Other operating expenses	(46,379)	(46,082)
Finance costs	(1,615)	(1,451)
Interest income	933	1,305
Share of net profit of associates	1,007	2,284
Share of net profit of joint ventures	514	435
Other income – net	859	108

Profit before income tax	12,339	11,505
Income tax expenses	(2,497)	(2,677)

Profit for the period	9,842	8,828

Profit attributable to:
Equity shareholders of the Company	9,823	8,780

Non-controlling interests	19	48

	As at 30 September 2019	As at 31 December 2018
Total assets	569,241	540,320
Total liabilities	249,501	226,034

Total equity	319,740	314,286

2

Business Data

	As at 30 September 2019/ For the period from 1 January 2019 to 30 September 2019	As at 30 September 2018/ For the period from 1 January 2018 to 30 September 2018
Mobile billing subscribers (Million)	324.729	309.826
of which 4G subscribers (Million)	251.145	213.850
Net addition of mobile billing subscribers (Million)	9.693	25.663
of which net addition of 4G subscribers (Million)	31.220	38.974
Mobile handset data traffic (Billion MB)	22,857.6	15,009.4
Mobile voice usage (Billion Minutes)	562.2	613.2
Fixed-line broadband subscribers (Million)	84.445	80.347
Net addition of fixed-line broadband subscribers (Million)	3.565	3.808
Fixed-line local access subscribers (Million)	54.247	56.825
Net loss of fixed-line local access subscribers (Million)	(1.652)	(3.172)

In the first three quarters of 2019, facing new challenges in the industry development, the Group deepened execution of the Strategy of Focus, Innovation and Cooperation and accelerated the Internet-oriented transformation. It also strengthened the implementation of mixed-ownership reform. Innovative businesses maintained strong growth momentum, supporting the largely stable performance of overall service revenue of the Group. Further bolstered by effective cost control, the Group’s net profit continued to grow remarkably in the first three quarters of 2019.

Due to the impact of “Speed Upgrade and Tariff Reduction” policy, market saturation, keen market competition and diminishing 4G data bonus, the Group’s mobile service revenue decreased by 6.1% year-on-year to RMB 117,733 million in the first three quarters of 2019. Mobile billing subscriber ARPU was RMB 40.6. The Group gradually leveraged the in-depth coverage and wide coverage in rural area of the LTE 900MHz network, and stepped up the effort in Internet-oriented transformation on products, channels and marketing. It rigorously controlled customer acquisition cost and ultra-low tariff plans, and persisted in differentiated development, striving to avoid simple price competition. In the first three quarters of 2019, mobile billing subscribers registered a net addition of 9.69 million, reaching a total of 325 million. Within that, 4G subscribers registered a net addition of 31.22 million, reaching a total of 251 million.

The Group actively addressed the challenge of intense competition in the broadband market by adopting the strategy of “Big Video, Big Integration and Big Bandwidth”. It built new 2I2H and 2B2H broadband marketing models to enhance marketing capabilities. In the first three quarters of 2019, fixed-line broadband subscribers registered a net addition of 3.57 million, reaching a total of 84.45 million. Fixed-line broadband access revenue amounted to RMB 30,959 million. In innovative businesses, the Group expedited the capability development and scale expansion of key innovative businesses such as Cloud Computing, Big Data and IoT, etc. It engaged in consistent efforts to enhance innovation in mechanism and accelerated the innovative talent development while reforming the incentive and compensation system. With the “cloud + smart networks + smart applications” integrated sales model, the Group achieved continuous rapid breakthrough in innovative businesses. For the first three quarters of 2019, revenue from industry Internet business amounted to RMB 24,291 million, up by 40.8% year-on-year. Driven by the rapid growth of the innovative businesses, the Group’s fixed-line service revenue reached RMB 78,863 million, up by 7.7% year-on-year. Overall service revenue amounted to RMB 198,532 million, down by 0.7% year-on-year, better than the decline of 1.1% in the first half of this year.

3

The Group has adopted IFRS/HKFRS 16, “Leases” since 1 January 2019. Subject to practical expedients allowed by the standard, the Group recognised lease liabilities and corresponding “right-of-use” assets for all applicable leases, and recognised interest expense accrued on the outstanding balance of the lease liabilities and depreciation of the right-of-use assets. The Group has elected to use the modified retrospective approach for the adoption of the standard, i.e. it will not restate the comparative figures for years/periods prior to its initial application, and will recognise the cumulative effect of initial application as adjustments to the opening balances of total assets, total liabilities and retained profits in the current period. As a result, the adoption of IFRS/HKFRS 16 caused depreciation and amortisation, finance costs to increase in the first three quarters of 2019 while the lease expenses within network, operation and support expenses reduced correspondingly. For the first three quarters of 2019, interconnection charges decreased by 11.7% year-on-year mainly due to the decline in interconnection voice traffic. During the period, the Group rigorously controlled customer acquisition cost leading to effective control of selling and marketing expense, which amounted to RMB 25,705 million, up slightly by 1.7% year-on-year. Share of net profit of associates decreased by 55.9% year-on-year mainly because China Tower Corporation Limited (“China Tower”), an associate company of the Group, was listed on the Stock Exchange of Hong Kong and issued new shares in August 2018, leading to a change in the Group’s shareholding percentage in China Tower and causing the Group’s share of net profit of associates accounted for under equity method to record an extra gain of RMB 1,474 million during the third quarter of last year. For the first three quarters of 2019, the Group’s EBITDA1 amounted to RMB 73,145 million, up by 10.4% year-on-year. EBITDA as a percentage of service revenue was 36.8%. The profit attributable to the equity shareholders of the Company amounted to RMB 9,823 million, up by11.9% year-on-year.

Excluding the impact of the adoption of IFRS/HKFRS 16 in the period, depreciation and amortisation in the first three quarters of 2019 would have decreased by 4.5% year-on-year mainly driven by the good control of capital expenditure in recent years. Finance costs would have decreased by 56.9% year-on-year mainly due to substantially lower average interest-bearing debts during the period backed by healthy free cash flow. Network, operation and support expenses would have decreased by 4.5% year-on-year mainly due to the effective control of maintenance costs and lower utility charges.

In September 2019, the Group entered into a cooperation agreement with China Telecom Corporation Limited (“China Telecom”) to co-build one 5G access network nationwide. The Group is of the view that the cooperation with China Telecom on 5G network co-build co-share, especially co-sharing the continuous 5G spectrum of both parties, will enhance the reduction of 5G network construction, operation and maintenance costs, while achieving 5G network coverage efficiently. It will also benefit the establishment of 5G service capabilities rapidly and strengthen the market competitiveness of 5G networks and services, while improving network investment return and asset operation efficiency, and leading to win-win for both parties.

Going forward, the Group will brave the challenges and endeavour to create a new paradigm featuring China Unicom’s “Five New” establishment and high-quality sustainable growth. The Group will persevere in the implementation of the Internet-oriented operation and seek improvements in customer perception, operating efficiency and differentiated competitive advantages. It will proactively counter the challenges brought by mobile number portability, and strive to stabilise its fundamental business. It will expand the scale of its innovative businesses and make solid progress in 5G innovation, driving its overall business to stabilise and resume growth. The Group will continue to enhance its business and capital cooperation with strategic investors, and seek to deepen and broaden its innovative reforms in various aspects, with consistent effort to enhance inherent corporate vibrancy and operating efficiency for greater shareholders’ value.

4

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 21 October 2019

Note 1: EBITDA represents profit for the period before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

5

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for September 2019

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of September 2019.

Operational statistics for the month of September 2019 are as follows:

September 2019
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	324.729 million
Net Addition of Mobile Billing Subscribers for the Month	0.083 million

Of which:
Aggregate Number of 4G Subscribers	251.145 million
Net Addition of 4G Subscribers for the Month	3.351 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	84.445 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.470 million

Aggregate Number of Local Access Subscribers	54.247 million
Net Addition of Local Access Subscribers for the Month	(0.008) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of September 2019 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 21 October 2019

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2

Exhibit 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements of the Company dated 25 November 2016 and 15 August 2018 in relation to the continuing connected transactions entered into between CUCL and Unicom Group, including the transactions under the 2017-2019 Comprehensive Services Agreement. The 2017-2019 Comprehensive Services Agreement will expire on 31 December 2019.

The Board announces that on 21 October 2019, CUCL and Unicom Group entered into the 2020-2022 Comprehensive Services Agreement, pursuant to which, CUCL and Unicom Group agreed to provide services to each other or by one to the other, including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) financial services. The above continuing connected transactions will be for a term of three years from 1 January 2020 to 31 December 2022. The services are existing continuing connected transactions and their respective terms are substantially the same as those set out in the 2017-2019 Comprehensive Services Agreement.

LISTING RULES IMPLICATIONS

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 79.93% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 53.52% and 26.41% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the 2020-2022 Comprehensive Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for each of the continuing connected transactions referred to in items (i) to (viii) above contemplated under the 2020-2022 Comprehensive Services Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Particulars of these transactions will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

In respect of the lending and other credit services to be provided by CUCL or its subsidiaries to Unicom Group, such services will be on normal commercial terms or better and are in the interests of the Group. As the highest applicable percentage ratio for the annual cap of the lending and other credit services (calculated using the daily lending and other credit services balance (including accrued interest)) exceeds 0.1% but is less than 5%, the provision of the lending and other credit services is subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Particulars of such transactions will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

In respect of the deposit services to be provided by CUCL or its subsidiaries to Unicom Group will be on normal commercial terms or better and are in the interests of the Group, and no security over the assets of the Group is or will be granted in respect of the provision of such deposit services, the provision of the deposit services to be provided by CUCL or its subsidiaries to Unicom Group is fully exempt from reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

In respect of the provision of other financial services by CUCL or its subsidiaries to Unicom Group, such services will be carried out on normal commercial terms or better and are in the interests of the Group. As each of the applicable percentage ratios for the total annual amount of the service fees in each year during the term of the 2020-2022 Comprehensive Services Agreement is expected to be below 0.1%, the provision of other financial services by CUCL or its subsidiaries to Unicom Group is fully exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.76(1) of the Listing Rules.

The Board (including the independent non-executive Directors but excluding the Directors who have voluntarily abstained from voting) is of the view that the 2020-2022 Comprehensive Services Agreement and any transactions contemplated thereunder are entered into in the ordinary and usual course of business of the Company and the terms of the 2020-2022 Comprehensive Services Agreement are on normal commercial terms or better. The terms of the 2020-2022 Comprehensive Services Agreement and the applicable annual caps are all fair and reasonable and in the interests of the Company and the Shareholders as a whole.

1.	INTRODUCTION

Reference is made to the announcements of the Company dated 25 November 2016 and 15 August 2018 in relation to the continuing connected transactions entered into between CUCL and Unicom Group, including the transactions under the 2017-2019 Comprehensive Services Agreement. The 2017-2019 Comprehensive Services Agreement will expire on 31 December 2019.

The Board announces that on 21 October 2019, CUCL and Unicom Group entered into the 2020-2022 Comprehensive Services Agreement, pursuant to which, CUCL and Unicom Group agreed to provide services to each other or by one to the other, including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) financial services. The above continuing connected transactions will be for a term of three years from 1 January 2020 to 31 December 2022. The services are existing continuing connected transactions and their respective terms are substantially the same as those set out in the 2017-2019 Comprehensive Services Agreement. .

2.	DETAILS OF THE TRANSACTIONS CONTEMPLATED UNDER THE 2020-2022 COMPREHENSIVE SERVICES AGREEMENT

(1)	Telecommunications Resources Leasing

Unicom Group has agreed to lease to CUCL:

(i)

certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and

(ii)	certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service for the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there is no market rates will be agreed between the parties and determined on a cost-plus basis. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties or relevant industry profit margins in the corresponding period of reference. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis.

(2)	Property Leasing

CUCL and Unicom Group have agreed to lease to each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. The rental charges are payable quarterly in arrears.

(3)	Value-added Telecommunications Services

Unicom Group (or its subsidiaries) has agreed to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis.

(4)	Materials Procurement Services

Unicom Group has agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement.

Charges for the provision of materials procurement services will be calculated at the rate of:

(i)	up to 3% of the contract value of those procurement contracts in the case of domestic materials procurement; and

(ii)	up to 1% of the contract value of those procurement contracts in the case of imported materials procurement.

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or “reasonable profit margin”, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges due to Unicom Group will be settled on a monthly basis.

(5)	Engineering Design and Construction Services

Unicom Group has agreed to provide engineering design, construction and supervision services and IT services to CUCL. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.

The charges for the provision of engineering design and construction services are based on market rates. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the pricing standard, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. In the event the recipient will determine the specific provider of engineering design and construction services through tender, the provider will be no less qualified and equipped than the Independent Third Parties, and will participate in the tender procedure in a similar manner as the Independent Third Parties. Under such circumstances, the pricing will be determined by the final rate according to the tender procedure.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

(6)	Ancillary Telecommunications Services

Unicom Group has agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain client telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ services.

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or “reasonable profit margin”, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

(7)	Comprehensive Support Services

Unicom Group and CUCL have agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the paragraph headed “Provision of Telecommunications Resources Leasing” above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

(8)	Shared Services

Unicom Group and CUCL have agreed to provide shared services to each other, including, but not limited to, the following:

(i)	CUCL will provide headquarter human resources services to Unicom Group;

(ii)	Unicom Group and CUCL will provide business support centre services to each other;

(iii)	CUCL will provide hosting services related to the services referred to in paragraphs (i) and (ii) above to Unicom Group; and

(iv)	Unicom Group will provide premises to CUCL and other shared services requested by its headquarters.

In relation to the services referred to in paragraph (ii) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis.

(9)	Financial Services

CUCL or its subsidiaries have agreed to provide financial services to Unicom Group, including deposit services, lending and other credit services, and other financial services. Other financial services include settlement services, acceptance of bills, entrusted loans, credit verification, financial and financing consultation, consultation, agency business, approved insurance agent services, and other businesses approved by China Banking Regulatory Commission.

The key pricing policies are follows:

(a)    Deposit Services

The interest rate for Unicom Group’s deposit with CUCL or its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b)    Lending and other credit services

The lending interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered by CUCL and its subsidiaries to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan.

(c)    Other financial services

The fees to be charged by CUCL or its subsidiaries for the provision of the financial services to Unicom Group will comply with the relevant prescribed rates for such services as determined by the People’s Bank of China or the China Banking Regulatory Commission. Where no relevant prescribed rate is applicable, the fee will be determined with reference to market rates of similar financial services charges and agreed between the parties.

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided.

3.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS CONTEMPLATED UNDER THE 2020-2022 COMPREHENSIVE SERVICES AGREEMENT

The services to be provided by Unicom Group pursuant to the 2020-2022 Comprehensive Services Agreement are essential to the on-going operation of the Group’s business activities. Due to the long-standing cooperation between Unicom Group and the Group, both parties have developed an in-depth understanding of each other’s general business needs and are therefore able to provide high quality services to meet others’ demands. In addition, the financial services help enhance the Group’s capital utilization efficiency, increase interest and financial services income, increase access to financing channels and reduce interest expenses which are in line with the Company’s operation and development needs. Accordingly, the service arrangements with Unicom Group under the 2020-2022 Comprehensive Services Agreement will enable the Group to receive high quality services at competitive rates, and can effectively lower its operational expenses and enhance efficiency of the Group.

4.	ANNUAL CAPS

The annual caps for the continuing connected transactions contemplated under the 2020-2022 Comprehensive Services Agreement are set out below.

Respective Annual Caps for Each of the Three Years Ending 31 December 2022

1. Telecommunications Resources Leasing	RMB600 million (equivalent to HK$665 million)

2. Property Leasing	Amount payable by CUCL: RMB2,500 million (equivalent to HK$2,773 million)	Amount payable by Unicom Group: RMB100 million (equivalent to HK$111 million)

3. Value-added Telecommunications Services	RMB500 million (equivalent to HK$555 million)

4. Materials Procurement Services	RMB1,000 million (equivalent to HK$1,109 million)

5. Engineering Design and Construction Services	RMB6,500 million (equivalent to HK$7,209 million)

6. Ancillary Telecommunications Services	RMB4,500 million (equivalent to HK$4,991 million)

7. Comprehensive Support Services	Amount payable by CUCL: RMB3,500 million (equivalent to HK$3,882 million)	Amount payable by Unicom Group: RMB400 million (equivalent to HK$444 million)

8. Shared Services	Amount payable by CUCL: RMB500 million (equivalent to HK$555 million)	Amount payable by Unicom Group: RMB100 million (equivalent to HK$111 million)

9. Financial Services– Daily Lending and Other Credit Services Balance (including accrued interest)	RMB11,000 million (equivalent to HK$12,199 million)

The bases for the annual caps for the continuing connected transactions contemplated under the 2020-2022 Comprehensive Services Agreement are set out below.

(1)	Telecommunications Resources Leasing

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the total charges paid by CUCL to Unicom Group for telecommunications facilities leasing under the 2017-2019 Comprehensive Services Agreement amounted to RMB270 million (equivalent to HK$299 million), RMB277 million (equivalent to HK$307 million) and RMB143 million (equivalent to HK$159 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for telecommunications facilities leasing under the 2017-2019 Comprehensive Services Agreement was RMB600 million (equivalent to HK$665 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the annual depreciation charges of the telecommunications resources and facilities, (iii) the current market rates, (iv) the business plan of the Company in the next three years, and (v) the telecommunications resources and facilities expected to be leased from Unicom Group in the next three years, the total charges for telecommunications resources leasing is expected to increase, particularly due to the business growth of the Company which is expected to drive demand of telecommunication resources leasing. Accordingly the total charges payable by CUCL to Unicom Group for telecommunications resources leasing under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB600 million (equivalent to HK$665 million). This amount has been set as the annual cap for this continuing connected transaction.

(2)	Property Leasing

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the total rental charges paid by CUCL to Unicom Group for property leasing under the 2017-2019 Comprehensive Services Agreement amounted to RMB1,017 million (equivalent to HK$1,128 million), RMB1,033 million (equivalent to HK$1,146 million) and RMB504 million (equivalent to HK$559 million), respectively. The annual cap for the total rental charges payable by CUCL to Unicom Group for property leasing under the 2017-2019 Comprehensive Services Agreement was RMB2,500 million (equivalent to HK$2,773 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019, respectively.

Taking into account (i) the historical rental charges paid by CUCL to Unicom Group, (ii) the annual depreciation charges, (iii) the current market rates, (iv) the business plan of the Company in the next three years, and (v) the extent and volume of property leasing which CUCL is expected to require from Unicom Group in the next three years, the property leasing fees are expected to increase. Accordingly the total rental charges payable by CUCL to Unicom Group for property leasing under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB2,500 million (equivalent to HK$2,773 million). This amount has been set as the annual cap for this continuing connected transaction.

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, there were no rental charges payable by Unicom Group to CUCL for property leasing under the 2017-2019 Comprehensive Services Agreement. The annual cap for the total rental charges payable by Unicom Group to CUCL for property leasing under the 2017-2019 Comprehensive Services Agreement was RMB100 million (equivalent to HK$111 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019, respectively.

Taking into account (i) the historical rental charges paid by Unicom Group to CUCL, (ii)the current market rates, and (iii) the extent and volume of property leasing which Unicom Group is expected to require from CUCL in the next three years, the total rental charges payable by Unicom Group to CUCL for property leasing under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB100 million (equivalent to HK$111 million). This amount has been set as the annual cap for this continuing connected transaction.

(3)	Value-added Telecommunications Services

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the total revenue paid by CUCL to Unicom Group for the provision of value-added telecommunications services under the 2017-2019 Comprehensive Services Agreement amounted to RMB30 million (equivalent to HK$33 million), RMB43 million (equivalent to HK$48 million) and RMB26 million (equivalent to HK$29 million), respectively. The annual cap for the total revenue payable by CUCL to Unicom Group for the provision of value-added telecommunications services under the 2017-2019 Comprehensive Services Agreement for each of the three years ended/ending 31 December 2017, 2018 and 2019 was RMB500 million (equivalent to HK$555 million).

Taking into account (i)the historical charges paid by CUCL to Unicom Group, (ii)the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the expected value-added telecommunications services to be provided by Unicom Group in the next three years, the charges for the valued-added telecommunications services are expected to increase, particularly given that the value-added telecommunications services are expected to increase rapidly in the future. Accordingly, the total charges payable by CUCL to Unicom Group for the valued-added telecommunications services under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB500 million (equivalent to HK$555 million). This amount has been set as the annual cap for this continuing connected transaction.

(4)	Materials Procurement Services

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the total charges paid by CUCL to Unicom Group for the provision of materials procurement services under the 2017-2019 Comprehensive Services Agreement amounted to RMB60 million (equivalent to HK$67 million), RMB34 million (equivalent to HK$38 million) and RMB15 million (equivalent to HK$17 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of materials procurement services under the 2017-2019 Comprehensive Services Agreement was RMB1,000 million (equivalent to HK$1,109 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019, respectively.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of materials procurement related services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of materials procurement services are expected to increase, particularly due to the future development of 5G network of the Company which is expected to drive demand for material procurement services. Accordingly, the total charges payable by CUCL to Unicom Group for the provision of materials procurement services under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB1,000 million (equivalent to HK$1,109 million). This amount has been set as the annual cap for this continuing connected transaction.

(5)	Engineering Design and Construction Services

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the total charges paid by CUCL to Unicom Group for the provision of engineering design and construction services under the 2017-2019 Comprehensive Services Agreement amounted to RMB2,411 million (equivalent to HK$2,674 million), RMB2,055 million (equivalent to HK$2,279 million) and RMB741 million (equivalent to HK$822 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of engineering design and construction services under the 2017-2019 Comprehensive Services Agreement was RMB6,500 million (equivalent to HK$7,209 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019, respectively.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of engineering design and construction services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of engineering design and construction services are expected to increase, particularly as the future development of 5G network which is expected to drive demand for engineering design and construction services. Accordingly, the total charges payable by CUCL to Unicom Group for the provision of engineering design and construction services under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB6,500 million (equivalent to HK$7,209 million). This amount has been set as the annual cap for this continuing connected transaction.

(6)	Ancillary Telecommunications Services

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the total charges paid by CUCL to Unicom Group for the provision of ancillary telecommunications services under the 2017-2019 Comprehensive Services Agreement amounted to RMB2,699 million (equivalent to HK$2,993 million), RMB2,905 million (equivalent to HK$3,222 million) and RMB1,184 million (equivalent to HK$1,313 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of ancillary telecommunications services under the 2017-2019 Comprehensive Services Agreement was RMB4,500 million (equivalent to HK$4,991 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of ancillary telecommunications services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of ancillary telecommunications services are expected to increase, particularly since the future business growth of the Company will drive the demand for ancillary telecommunications services, and the operational level of Unicom Group will be enhanced in line with its further expanding service area. Accordingly, the total charges payable by CUCL to Unicom Group for ancillary telecommunications services under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB4,500 million (equivalent to HK$4,991 million). This amount has been set as the annual cap for this continuing connected transaction.

(7)	Comprehensive Support Services

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the total charges paid by CUCL to Unicom Group for the provision of support services under the 2017-2019 Comprehensive Services Agreement amounted to RMB1,274 million (equivalent to HK$1,413 million), RMB1,231 million (equivalent to HK$1,365 million) and RMB563 million (equivalent to HK$624 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of support services under the 2017-2019 Comprehensive Services Agreement was RMB3,500 million (equivalent to HK$3,882 million) for the three years ended/ending 31 December 2017, 2018 and 2019.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of support services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of support services are expected to increase, particularly given that the future business growth of the Company will drive the demand for support services, and the operational level of Unicom Group will be enhanced in line with its further expanding service area. Accordingly, the total charges payable by CUCL to Unicom Group for support services under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB3,500 million (equivalent to HK$3,882 million). This amount has been set as the annual cap for this continuing connected transaction.

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the total charges paid by Unicom Group to CUCL for the provision of comprehensive services under the 2017-2019 Comprehensive Services Agreement amounted to RMB67 million (equivalent to HK$74 million), RMB83 million (equivalent to HK$92 million) and RMB50 million (equivalent to HK$55 million), respectively. The annual cap for the total charges payable by Unicom Group to CUCL for the provision of support services under the 2017-2019 Comprehensive Services Agreement was RMB400 million (equivalent to HK$444 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019, respectively.

Taking into account (i) the historical charges paid by Unicom Group to CUCL, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of support services that Unicom Group is expected to require from CUCL in the next three years, the charges payable by Unicom Group to CUCL for the provision of support services are expected to increase, particularly given that the future business growth will drive the demand for comprehensive services in the IT sector. Accordingly, the total charges payable by Unicom Group to CUCL for the provision of support services under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB400 million (equivalent to HK$444 million). This amount has been set as the annual cap for this continuing connected transaction.

(8)	Shared Services

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the total charges paid by CUCL to Unicom Group for shared services under the 2017-2019 Comprehensive Services Agreement amounted to RMB83 million (equivalent to HK$92 million), RMB77 million (equivalent to HK$85 million) and RMB38 million (equivalent to HK$42 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for shared services under the 2017-2019 Comprehensive Services Agreement was RMB500 million (equivalent to HK$555 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the business plan of the Company in the next three years, and (iii) the extent and volume of shared services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of shared services are expected to increase, particularly given that the future business growth will increase the demand for shared services in the future. Accordingly, the total charges payable by CUCL to Unicom Group for shared services under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB500 million (equivalent to HK$555 million). This amount has been set as the annual cap for this continuing connected transaction.

During the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, there were no charges payable by Unicom Group to CUCL for shared services under the 2017-2019 Comprehensive Services Agreement. The annual cap for the total charges payable by Unicom Group to CUCL for shared services under the 2017-2019 Comprehensive Services Agreement was RMB100 million (equivalent to HK$111 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019.

Taking into account (i) the historical charges paid by Unicom Group to CUCL, (ii) the business plan in the next three years, and (iii) the extent and volume of shared services which Unicom Group is expected to require from CUCL in the next three years, the total charges payable by Unicom Group to CUCL for shared services under the 2020-2022 Comprehensive Services Agreement in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB100 million (equivalent to HK$111 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(9)	Financial Services – lending and other credit services

For the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019, the maximum daily lending and other credit services balance (including accrued interests) offered to Unicom Group by CUCL and its subsidiaries under the 2017-2019 Comprehensive Services Agreement was RMB704 million (equivalent to HK$781 million), RMB8,153 million (equivalent to HK$9,042 million) and RMB10,463 million (equivalent to HK$11,604 million), respectively. The annual cap for the daily lending and other credit services balance (including accrued interests) offered to Unicom Group by CUCL and its subsidiaries under the 2017-2019 Comprehensive Services Agreement was RMB6,300 million (equivalent to HK$6,987 million), RMB11,000 million (equivalent to HK$12,199 million) and RMB11,000 million (equivalent to HK$12,199 million) for each of the three years ended/ending 31 December 2017, 2018 and 2019.

Taking into account (i) the historical daily lending and other credit services balance (including accrued interests) offered to Unicom Group by CUCL and its subsidiaries, (ii) the Group’s expected financial position and cash flow in future and (iii) the expected demand for the lending services of Unicom Group, the amount of the daily lending and other credit services balance (including accrued interests) offered to Unicom Group by CUCL and its subsidiaries in each of the three years ending 31 December 2020, 2021 and 2022 is not expected to exceed RMB11,000 million (equivalent to HK$12,199 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

To the best of the information of the Directors, as at the date of the announcement, the respective transactions under the 2017-2019 Comprehensive Services Agreement have not exceeded the relevant annual cap for the year ending 31 December 2019.

5.	CONDITIONS TO THE 2020-2022 COMPREHENSIVE SERVICES AGREEMENT BECOMING EFFECTIVE

The 2020-2022 Comprehensive Services Agreement will become effective upon approval by the shareholders of Unicom A Share Company at its general meeting. The general meeting of Unicom A Share Company is expected to be held in December 2019.

6.	INTERNAL CONTROLS

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Unicom to ensure that connected transactions are properly entered into in accordance with pricing mechanisms and the terms of the transactions are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

The staff from the relevant business departments and the connected persons of the Company will negotiate the pricing terms of the continuing connected transactions. These pricing terms will be determined in accordance with the pricing policy principles set out in the relevant comprehensive services agreement, which should be fair and reasonable and subject to the review of the finance department.

The legal department is responsible for the review of the agreement for connected transactions. The finance department takes the lead in the daily management and supervision of connected transactions, including liaising with the relevant business departments for account reconciliation with connected parties, monitoring the implementation of connected transactions together with business departments on a routine basis and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department includes review on connected transactions into the scope of annual internal control assessment and reports the results to the management.

The auditors of the Company will review the respective continuing connected transactions of the Company and will confirm that nothing has come to their attention that cause them to believe that the continuing connected transactions:

a.	have not been approved by the Board;

b.	were not, in all material respects, in accordance with the pricing policies as set out in the relevant agreement;

c.	were not entered into, in all material respects, in accordance with the relevant agreements; and

d.	have exceeded their respective annual caps.

The independent non-executive Directors conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or better or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from Independent Third Parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The Board oversees the Company’s risk management and internal control systems, including the internal control systems of connected transactions on an ongoing basis and the Board, through the Audit Committee, conducts an annual review of the internal control systems of the Company for each financial year. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board confirms that the Company’s internal control systems is effective.

7.	CONNECTION BETWEEN THE PARTIES AND HONG KONG LISTING RULES IMPLICATION

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 79.93% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 53.52% and 26.41% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the 2020-2022 Comprehensive Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for each of the continuing connected transactions (other than the provision of financial services) under the 2020-2022 Comprehensive Services Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Particulars of these transactions will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

In respect of the lending and other credit services to be provided by CUCL or its subsidiaries to Unicom Group, such services will be on normal commercial terms or better and are in the interests of the Group. As the highest applicable percentage ratio for the annual cap of the lending and other credit services (calculated using the daily lending and other credit services balance (including accrued interest)) exceeds 0.1% but is less than 5%, the provision of the lending and other credit services is subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Particulars of such transactions will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

In respect of the deposit services to be provided by CUCL or its subsidiaries to Unicom Group will be on normal commercial terms or better and are in the interests of the Group, and no security over the assets of the Group is or will be granted in respect of the provision of such deposit services, the provision of the deposit services to be provided by CUCL or its subsidiaries to Unicom Group is fully exempt from reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

In respect of the provision of other financial services by CUCL or its subsidiaries to Unicom Group, such services will be carried out on normal commercial terms or better and are in the interests of the Group. As each of the applicable percentage ratios for the total annual amount of the service fees in each year during the term of the 2020-2022 Comprehensive Services Agreement is expected to be below 0.1%, the provision of other financial services by CUCL or its subsidiaries to Unicom Group is fully exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.76(1) of the Listing Rules.

8.	OPINION OF THE DIRECTORS

The Board has passed resolutions to approve the 2020-2022 Comprehensive Services Agreement. The executive Directors, being Mr. Wang Xiaochu, Mr. Li Guohua, Mr. Li Fushen, Mr. Shao Guanglu and Mr. Zhu Kebing, who also hold executive positions with Unicom Group, have voluntarily abstained from voting on the relevant resolutions of the Board. Save as disclosed in this announcement, other directors do not have material interest in such transactions contemplated under the 2020-2022 Comprehensive Services Agreement nor have abstained from voting in respect of the relevant Board resolutions.

The Board (including the independent non-executive Directors but excluding the Directors who have voluntarily abstained from voting) is of the view that the 2020-2022 Comprehensive Services Agreement and any transactions contemplated thereunder are entered into in the ordinary and usual course of business of the Company and the terms of the 2020-2022 Comprehensive Services Agreement are on normal commercial terms or better. The terms of the 2020-2022 Comprehensive Services Agreement and the applicable annual caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

9.	GENERAL INFORMATION

The Company was incorporated in Hong Kong on 8 February 2000. CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC and is a wholly-owned subsidiary of the Company. Through CUCL and its other subsidiaries, the Company provides full range and high quality information and telecommunications services in the PRC, including mobile broadband, fixed-line broadband, mobile assess, fixed-line assess, ICT, data communications and other related value-added services.

Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group is principally engaged in telecommunications and related businesses in the PRC, including providing fixed-lined telephone, mobile, broadband and Internet-based services across the PRC.

10.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“2017-2019 Comprehensive Services Agreement”	the Comprehensive Services Agreement dated 25 November 2016 (as amended on 15 August 2018) entered into by CUCL and Unicom Group

“2020-2022 Comprehensive Services Agreement”	the Comprehensive Services Agreement dated 21 October 2019 entered into by CUCL and Unicom Group

“Board”	the board of directors of the Company

“Company”	中國聯合網絡通信(香港)股份有限公司 (China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“CUCL”	中國聯合網絡通信有限公司 (China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Third Party”	any party who is not connected (within the meaning of the Listing Rules) with any Director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any associate of any of them

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“percentage ratio”	has the meaning ascribed to it in Chapter 14 of the Listing Rules

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Unicom A Share Company”	中國聯合網絡通信股份有限公司 (China United Network Communications Limited), a company incorporated in the PRC with limited liability, whose shares are listed on the Shanghai Stock Exchange, and an immediate controlling shareholder of Unicom BVI. Unicom Group is its immediate controlling shareholder

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands in which Unicom Group holds a 17.90% equity interest and Unicom A Share Company holds a 82.10% equity interest as at the date of the announcement, and an immediate controlling shareholder of the Company

“Unicom Group”	中國聯合網絡通信集團有限公司 (China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.9017= HK$1. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 21 October 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny